Invest in El Condor

Coffee roaster and cafe + lifestyle brand



WILCUMA.COM   NEW YORK NY

Retail   Food   Crowdfunding   Sustainability   Hospitality

   ABOUT   UPDATES⁰   REVIEWS²⁵   ASK A QUESTION⁰

Why you may want to invest in us...

1   The comprehensive approach and versatile business model mitigating risk, from cafes to wholesale

2   The vision beyond coffee and its multiple revenue streams: CPG, music, fashion, etc.

3   The growth opportunities with several iterations of the concept in multiple real estate environments

4   The checks of post-pandemic and new-reality boxes, mainly consumption flexibility and cleanliness

5   A project that defines the future of the hospitality industry, especially from a people standpoint

6   A $70b market in 2020 in the US only, with an average 9% yearly gross expected for the next 5 years

7   Our versatile team has 30+ years of experience in the food business and hospitality in general

8   We complement our skill sets with strong experts in their fields (design, coffee sourcing, etc.)

Why investors ❤ us

WE'VE RAISED $34,300 SINCE OUR FOUNDING

   *I invested in El Condor because of their potential of growth, the market industry is clearly there, especially during this period, we notice that the coffee industry remain persistent.*

The Founders Nicolas and Mucgio are strong with domain expertise and previous operating experience with the well know French chef Alain Ducasse (Michelin stars) and Four Seasons.

I am most impressed by their sense of humanity and the taste of their products.

Compare to different tech startups, El Condor is a daily return business and profitable since day one.

Yanick JETHA

LEAD INVESTOR   INVESTING $5,000 THIS ROUND

   *Nicolas is an expert hospitality executive with years of experience in operating, developing, and managing the most successful restaurants around the world. I can't think of anyone more talented and thoughtful!*   ⌄

Amy Falbaum ☆

   *The experience , knowledge , determination and character make Nicolas one of the few people I would invest on anytime*   ⌄

Endrit Meci ☆

SEE MORE

Our team



Nicolas Simon
CEO
Alain Ducasse/Four Seasons/2 Michelin stars/Business school/Carried the Olympic Torch in 1992





Mucjon Demiraj
COO
Real estate expert/Restaurant owner/Financial adviser/Came to the US on a basketball scholarship



Downloads

El Condor - Investment deck 2020 091020.pdf

El Condor at its core

The available deck provides much detail about concept and brand already (please read through it carefully), but we wanted to emphasize a few aspects that are particularly important to us.



Pexels - Photo by Daniel Reche

Human Resources are truly critical...

Our labor models do not reinvent the wheel, yet they allow for true HR policies in favor of our teams: fair compensation for all, no discrepancies between back and front of the house, revenue share vs tips, insurance, advancement opportunities, on-going learning and training, empowerment and more. In other words: what you would expect from basically any other industry...

Below a couple of recent pieces that illustrates very well the current challenges our industry faces from a compensation standpoint.

https://stories.zagat.com/posts/claire-sprouse-on-making-hunky-dory-a-no-tip-zone?utm_medium=email&u...

https://dc.eater.com/2020/9/10/21423018/d-c-restaurants-eliminate-tipping-add-service-charges-corona...





Super clean and safe!

Yes, the current pandemic requires everybody to enforce new rules in terms of cleanliness and safety. Good news is that has always been part of how we run things, as basic as it sounds: no coffee stains on tables, no crumbs on the floor, no trash cans in sight, spotless uniforms, thorough cleaning schedules in place... you get the point.

And cheers to a cleaner world as a silver lining to this unprecedented crisis...



Etsy

One word: flex-i-bi-li-ty

Because of Covid-19, again, the hospitality industry has aged 5 years in the past 6 months! Brutal and throwing everything off balance right now, but no real surprise as to where we were headed...

We are no special visionaries, yet El Condor has embraced many necessary evolutions since the very beginning, as a business plan: delivery and takeout (including a nice window on the street), digital strategy from POS to social SEO/SEM, maximization of hours of operation, multi-use venues (co-working, exhibitions, etc.), retail, "ghost" products/brands from our cafe kitchens.

Not to mention the wide range of locations and layouts the concept offers, as demonstrated by the immediate real estate options at stake as well as the surprise right below.



Lady Falcon Coffee Club - San Francisco, CA

Maybe another location opportunity?

We are in negotiations with Selina to take over F&B operations at their new property in Chelsea, NYC (formerly Hotel Americano).

Excellent opportunity for a 4th El Condor as an all-day dining outlet on the ground floor of the hotel, under a management contract (hence limited to no investment cost to us).

Regardless of that opportunity, we can expand fast within many different environments

Regardless of that opportunity, we can expand fast within many different environments and position ourselves as an amenity/enhancement to our various real estate partners.



Selina Chelsea - NYC

All about community and neighborhood

Just think the opposite of cookie-cutter... The concept of course has its own DNA (like that mid-century modern interior design approach that brings comfort and openness) but it first and foremost celebrates the immediate surroundings of its locations: history, art and culture of a city or a neighborhood within, primary purpose, specific partnerships.

That translates into interior design changes from one place to another, evolution of the branding identity, different F&B menu options, grass-roots initiatives, and more.



Mid-century modern design - Palm Springs, CA

Lifestyle

By now you know that we not only think "full-spectrum" when it comes to coffee, but also want to expand the brand beyond its core business: fashion collaborations, music production, furniture design, coffee equipment design, the opportunities are pretty much endless as long as they remain qualitatively relevant.

Many fun projects to work on in the future and very promising revenue streams!



Chase Shiel - Custom Nike Air Max 1

The game plan

Here are the next 5 key milestones as soon as the raise is completed (this is not guaranteed):

- February 1st, 2021: lease executed at the first stand-alone location

- March 1st, 2021: both coffee counters with Primary are open for business

- April 1st, 2021: the first wholesale accounts are being supplied

- June 1st, 2021: opening of 1557 Lex, aka El Condor's first coffee shop

- July 1st , 2021: our retail business scores its first major distribution deal (supermarket chain for instance)

And right now, while the fundraise is under way, we are just getting ready as much as possible to execute on the plan as soon as the investment is finalized (conversations with key people, companies and suppliers to be involved, pre-selection of equipment, etc.). All funds will go towards opening the 3 locations as described above and in the deck.

Let's wrap it up with some music!

El Condor Pasa by Simon & Garfunkel, courtesy of Youtube... This is the song that originally inspired the whole concept and its ties to the wilderness, sense of freedom and quest. Enjoy!



Cheers!



Unsplash - Photo by Nathan Dumlao

Investor Q&A

What does your company do? ⌄

− COLLAPSE ALL

El Condor is a new coffee brand defining the future of hospitality, from roasting to cafes and lifestyle. At the parent company level, Wilcuma develops, builds and operates its proprietary hospitality concepts, as well as provides a wide range of services to select clients.

Where will your company be in 5 years? ⌄

Five years from now, we hope to celebrate the 10th location of our coffee concept and it will have become a recognized brand and household name in that space. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

Coffee is an essential mass market product in our daily lives, even considered as an essential business during a pandemic. It also offers many different avenues in terms of scale, starting with roasting our own beans. This is how we work: everyday experiences we approach with premium levels of hospitality and explore in all aspects possible.

How far along are you? What's your biggest obstacle? ⌄

The short answer is that we are ready to go as soon as the raise is complete!
We have already selected all key third parties (graphic design, interior design/architect, coffee equipment, etc.) and have even secured 3 locations (please see the deck).
Since company inception we have had difficulties identifying institutional investors willing to take the first risk, but have had time to get fully prepared to execute.

Who are your competitors? Who is your biggest threat? ⌄

There obviously are plenty of coffee shops out there, and very well established brands already. Folks like Two Hands in NYC or Go Get Em Tiger in Los Angeles would be what we consider our competition.
The biggest threat we could face would be such a resurgence of the pandemic in the next few months that our chances to get the word out about the brand would be limited. In other words a situation that would be completely out of our control.

What do you understand about your business that others don't get? ⌄

Simply put, the 360-degree view of our industry and how we intend to run our coffee business in a relevant manner.
Details such as service training, music, shape of the cups or CRM (just to name of few) all matter, especially within those fast-casual situations where most are simply overlooked. The cookie-cutter experience with no soul whatever the location is not a right approach either.
Finally you want to make sure that you deliver up (if not beyond) what the expectations are, based on your brand message. We will not call them out namely, but there is for instance that famous and very successful coffee concept which locations look almost clinical on purpose and yet fail to remain clean as they operate them.

What would you do with the money you raise? ⌄

As described in the "use of funds" section of the deck, the full crowdfunding amount will go towards opening 3 locations (the first stand-alone coffee shop and both counters with the co-working company we work with).
That is actually the reason why we have to get to 100% of our minimum raise target to be successful and get our concept and brand the proper start it deserves.
Please also note this is a fairly reasonable total amount to get all 3 places up and running (including pre-opening budgets), which we are able to keep that way thanks to good relationships with our partners (general contractor for instance).

What is the impact of Covid-19 on the business? ⌄

As you are all aware, restaurants, bars, hotels... have been deeply affected by the pandemic. Everyday nationwide, there are sad stories of forced closures for many different reasons. One of those reasons though is that the past 6-7 months have propelled our industry to where it would have evolved in the next 5 years or so.
With that future in mind we have always been developing a concept that would be ready: essential products, takeout compliance, cleanliness, real estate flexibility, labor models, etc. Covid-19 forces us to double down on all these aspects of the business, but they were all "native" in our development process.

How/why did you choose your locations? ⌄

First off we constantly keep abreast of the commercial real estate market in NYC and around the country, and consider a wide selection of potential locations before zeroing in on very few that could potentially work, taking into account many factors.
In that particular case, the stand-alone space on Lexington Avenue checks all boxes: up-and-coming neighborhood with limited competition, ideal size and layout, basement allowing for roasting, excellent exposure opportunity from the street, backyard, favorable terms from a landlord who wants to wrk with us as a partner.
As far as the coffee counters are concerned, we took advantage of our strong relationship with the co-working company and saw the opportunity to rapidly expand in other parts in the city, cater to different guest profiles and prove the concept in a different configuration.

What makes your coffee different? ⌄

We bridge the American and European cultures when it comes to coffee consumption, for an overall better experience. One quick yet relevant and important example: the blend/style should not be the same whether you drink coffee mixed with milk or not.
We also believe in seasons and various productions throughout the year around the world, to put together balanced blends vs. "obsessing" over single origins or 100% Arabica...
Let's finally mention that our coffee drinks are consistently prepared with the same amount of coffee, always served at the proper temperature and in the right cups.

Which company am I investing in? ⌄

So, as a reminder and to make it extra clear, Wilcuma, LLC is the parent company of El Condor, LLC. So the investment into the project here is at El Condor's level.



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